UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

XPeng Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98422D105**

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited
26/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
Telephone: +852 2215-5100

with copies to:

Peng Yu, Esq.
Ropes & Gray
44th Floor, One Exchange Square
8 Connaught Place
Central, Hong Kong
+852 3664-6488
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**          This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 98422D105	SCHEDULE 13D	Page 2 of 7

1.	Names of Reporting Persons. Alibaba Group Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,918,464 Class A Ordinary Shares[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 191,918,464 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 191,918,464 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.0% of Class A Ordinary Shares[2] (representing 13.3% of the total issued and outstanding ordinary shares of the Issuer)[3]
14.	Type of Reporting Person (See Instructions) CO

1  The Reporting Persons are deemed to beneficially own 191,918,464 Class A ordinary shares, par value US$0.00001 per share, of the Issuer (“Class A Ordinary Shares”) based on beneficial ownership of: (i) 6,650,000 American Depositary Shares (“ADSs”) representing a total of 13,300,000 Class A Ordinary Shares and (ii) 178,618,464 Class C ordinary shares, par value US$0.00001 per share, of the Issuer (“Class C Ordinary Shares”), which are convertible into the same number of Class A Ordinary Shares at any time at the option of the Reporting Persons.

2  This percentage is calculated based upon 1,009,639,532 total issued and outstanding Class A Ordinary Shares (taking into account 831,021,068 Class A Ordinary Shares issued and outstanding immediately after the Issuer’s initial public offering of ADSs (the “IPO”), as reported in the Issuer’s prospectus on Form 424B4 filed on August 28, 2020), and assuming conversion of all 178,618,464 Class C Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares, but excluding all 429, 846,136 Class B ordinary shares, par value US$0.00001 per share, of the Issuer (“Class B Ordinary Shares”).

3  This percentage is calculated based upon 1,439,485,668 ordinary shares of the Issuer issued and outstanding immediately after the Issuer’s IPO as reported in the Issuer’s prospectus on Form 424B4 filed on August 28, 2020, comprised of (i) 831,021,068 Class A Ordinary Shares, (ii) 429,846,136 Class B Ordinary Shares, and (iii) 178,618,464 Class C Ordinary Shares.

CUSIP No. 98422D105	SCHEDULE 13D	Page 3 of 7

1.	Names of Reporting Persons. Taobao China Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,918,464 Class A Ordinary Shares[4]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 191,918,464 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 191,918,464 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.0% of Class A Ordinary Shares[5] (representing 13.3% of the total issued and outstanding ordinary shares of the Issuer)[6]
14.	Type of Reporting Person (See Instructions) CO

4  The Reporting Persons are deemed to beneficially own 191,918,464 Class A Ordinary Shares, based on beneficial ownership of: (i) 6,650,000 ADSs representing a total of 13,300,000 Class A Ordinary Shares and (ii) 178,618,464 Class C Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the Reporting Persons.

5  This percentage is calculated based upon 1,009,639,532 total issued and outstanding Class A Ordinary Shares (taking into account 831,021,068 Class A Ordinary Shares issued and outstanding immediately after the Issuer’s IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on August 28, 2020), and assuming conversion of all 178,618,464 Class C Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares, but excluding all 429, 846,136 Class B Ordinary Shares.

6  This percentage is calculated based upon 1,439,485,668 ordinary shares of the Issuer issued and outstanding immediately after the Issuer’s IPO as reported in the Issuer’s prospectus on Form 424B4 filed on August 28, 2020, comprised of (i) 831,021,068 Class A Ordinary Shares, (ii) 429,846,136 Class B Ordinary Shares, and (iii) 178,618,464 Class C Ordinary Shares.

CUSIP No. 98422D105	SCHEDULE 13D	Page 4 of 7

INTRODUCTORY STATEMENT

The Reporting Persons (as defined below) were initially eligible to report their beneficial ownership of Class A Ordinary Shares on Schedule 13G pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Schedule 13D because, as a result of the IPO Subscription (as defined below), the Reporting Persons have acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months.

ITEM 1. SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the Class A Ordinary Shares of XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). The Class A Ordinary Shares are represented by ADSs, with each ADS representing two Class A Ordinary Shares. The address of the principal executive offices of the Issuer is No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, Guangdong 510640, the People’s Republic of China.

ITEM 2.                        IDENTITY AND BACKGROUND.

This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”), and Taobao China Holding Limited, a company incorporated under the laws of Hong Kong (“TCHL” and, together with AGHL, the “Reporting Persons”), with respect to Class A Ordinary Shares, including certain Class A Ordinary Shares represented by ADSs. This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Exchange Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

The business address of AGHL and TCHL is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AGHL is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services. TCHL is an indirect wholly-owned subsidiary of AGHL and the direct holding company of certain PRC subsidiaries relating to Taobao Marketplace and Tmall.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1 and A-2 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of its executive officers or members of its board of directors named in Schedules A-1 or A-2 hereof, as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 26, 2020, the Issuer’s registration statement on Form F-1 filed in connection with its IPO was declared effective by the Securities and Exchange Commission. TCHL subscribed for and purchased 6,650,000 ADSs at a per ADS price of US$15 (i.e., a per share price of US$7.5) and an aggregate purchase price of US$99,750,000 in the IPO (the “IPO Subscription”). TCHL used its own funds to pay the total purchase price of the IPO Subscription.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and, subject to compliance with applicable laws, rules and regulations and the Issuer’s Articles (as defined below), the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

CUSIP No. 98422D105	SCHEDULE 13D	Page 5 of 7

Mr. Yongfu Yu (the “Existing AGHL Director”), an employee of AGHL, was appointed in September 2019, and continues to serve, as a member of the board of directors of the Issuer (the “Board”). As a director of the Issuer, Mr. Yu may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The information set forth and/or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

ITEM 5.                        INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedules A-1 or A-2 hereto, beneficially owns any Class A Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A Ordinary Shares which it may be deemed to beneficially own.

(c) On September 12, 2019, the Issuer issued to TCHL 50,540,875 Series A preferred shares for a consideration of US$46,586,904.24, 54,709,700 Series B preferred shares for a consideration of US$117,787,479.98, 18,382,450 Series B-1 preferred shares for a consideration of US$57,965,973.97 and 5,394,850 Series B-2 preferred shares for a consideration of US$19,563,516.22, all of which were automatically converted into Class A Ordinary Shares on a 1:1 basis upon completion of the IPO. On August 6, 2020, the Issuer issued 49,590,589 Series C preferred shares to TCHL for a consideration of US$215,000,000 at a price per share of approximately US$4.34, which were automatically converted into the same amount of Class C Ordinary Shares upon completion of the IPO. On August 26, 2020, TCHL consummated the IPO Subscription. The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedules A-1 or A-2 hereto, has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.                        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Board Appointment Rights

Pursuant to the Issuer’s Seventh Amended and Restated Memorandum and Articles of Association (the “Articles”), TCHL has the right to appoint one member, who is currently the Existing AGHL Director (the “Alibaba Director”) to serve on the Board on behalf of it. If the Existing AGHL Director ceases to be a member of the Board for any reason, TCHL will have the right to appoint another person to replace such Existing AGHL Director; provided, however, that in the event that TCHL ceases to hold, together with its affiliates (together with TCHL, “Alibaba”), less than 10% of the issued and outstanding shares of the Issuer, Alibaba will be required to remove the Alibaba Director, as applicable, and will not be entitled to exercise its Board appointment rights to replace the Alibaba Director.

CUSIP No. 98422D105	SCHEDULE 13D	Page 6 of 7

Shareholders Agreement

TCHL is a party to the Issuer’s Fourth Amended and Restated Shareholders Agreement dated June 28, 2020, as supplemented on August 5, 2020 (the “SHA”), which regulates the affairs of the Issuer and the rights of its shareholders, among other things.

Registration Rights Agreement

On August 20, 2020, the Issuer entered into a registration rights agreement with its shareholders, including TCHL (the “Registration Rights Agreement”), pursuant to which the Reporting Persons have been granted customary registration rights to holders of the Issuer’s registrable securities, including demand registration rights, piggyback registration rights, form F-3 registration rights and rights to request the Issuer to pay registration expenses and to bear indemnification liability.

The description of the Articles, the SHA and the Registration Rights Agreement contained herein are qualified in their entirety by reference to Exhibits 99.2 to 99.5, which Exhibits are hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and between the Reporting Persons and any other person, in each case with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 98422D105	SCHEDULE 13D	Page 7 of 7

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
99.1	Joint filing agreement among AGHL and TCHL dated September 7, 2020
99.2

Form of Seventh Amended and Restated Memorandum and Articles of Association of the Issuer, and effective immediately prior to the completion of the Issuer’s IPO (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form F-1/A, Registration No. 333-242283, filed with the Securities and Exchange Commission on August 21, 2020, and incorporated herein by reference)

99.3

Fourth Amended and Restated Shareholders Agreement of the Issuer (filed as Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1/A, Registration No. 333-242283, filed with the Securities and Exchange Commission on August 21, 2020, and incorporated herein by reference)

99.4

Supplemental Agreement to Fourth Amended and Restated Shareholders Agreement of the Issuer (filed as Exhibit 4.5 to the Issuer’s Registration Statement on Form F-1/A, Registration No. 333-242283, filed with the Securities and Exchange Commission on August 21, 2020, and incorporated herein by reference)

99.5

Registration Rights Agreement, by and among the Issuer and its then existing shareholders (filed as Exhibit 4.6 to the Issuer’s Registration Statement on Form F-1/A, Registration No. 333-242283, filed with the Securities and Exchange Commission on August 21, 2020, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2020

Alibaba Group Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Authorized Signatory

Taobao China Holding Limited

By:	/s/ ZHANG Jinwei
Name: ZHANG Jinwei
Title: Director

SCHEDULE A-1

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”).

Name and Citizenship	Present Principal Occupation
Directors[7]
Daniel Yong ZHANG, People’s Republic of China c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Chairman and Chief Executive Officer of AGHL
Jack Yun MA, People’s Republic of China c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Founder and Director of AGHL
Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL
J. Michael EVANS, Canada	Director and President of AGHL
Eric Xiandong JING, People’s Republic of China c/o 969 West Wen Yi Road Yu Hang District, Hangzhou 311121 People’s Republic of China	Director of AGHL; Chairman of Ant Group
Chee Hwa TUNG, People’s Republic of China	Independent Director of AGHL; Vice Chairman of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference of the PRC
Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Advisor of Motorola Solutions (China) Co., Ltd.
Jerry YANG, United States of America	Independent Director of AGHL; Founding Partner of AME Cloud Ventures
E. Börje EKHOLM, United States of America and Sweden	Independent Director of AGHL; President and Chief Executive Officer of Ericsson
Wan Ling MARTELLO, United States of America	Independent Director of AGHL; Co-founder and Partner of BayPine
Executive Officers[8]
Maggie Wei WU, People’s Republic of China 26/F, Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong	Chief Financial Officer and Head of Strategic Investments of AGHL
Judy Wenhong TONG, People’s Republic of China	Chief People Officer of AGHL
Li CHENG, People’s Republic of China	Chief Technology Officer of AGHL
Sophie Minzhi WU, People’s Republic of China	Chief Customer Officer of AGHL
Sara Siying YU, People’s Republic of China	General Counsel of AGHL
Jessie Junfang ZHENG, People’s Republic of China	Chief Risk Officer and Chief Platform Governance Officer of AGHL
Chris Pen-hung TUNG, Canada	Chief Marketing Officer of AGHL
Jeff Jianfeng ZHANG, People’s Republic of China	President of Alibaba Cloud Intelligence of AGHL
Trudy Shan DAI, People’s Republic of China	President of B2B Business of AGHL
Fan JIANG, People’s Republic of China	President of Taobao and Tmall of AGHL
Luyuan FAN, People’s Republic of China	President of Alibaba Digital Media & Entertainment Group of AGHL

7  Unless otherwise noted, the business address for each director listed is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

8  Unless otherwise noted, the business address for each executive officer listed is c/o 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.

SCHEDULE A-2

Directors and Executive Officers of Taobao China Holding Limited

The following table sets forth the names and present principal occupation of each director of Taobao China Holding Limited, a company organized under the laws of Hong Kong (“TCHL”). The business address for each person listed below is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. TCHL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Michael Yuen-jen YAO, United States	Director of TCHL

ZHANG Jinwei，Hong Kong	Director & Company Secretary of TCHL

YIP Pak Tung, Jason, Hong Kong	Director of TCHL